Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (No. 333-249552) on Form S-8 and (No. 333-261045) on Form S-3 of Array Technologies, Inc. of our report dated March 21, 2022 with respect to the consolidated financial statements of Soluciones Técnicas Integrales Norland, S.L. and its subsidiaries, which report appears in the Form 8-K of Array Technologies, Inc. dated April 5, 2022.

The audit report contains a qualification due to no comparative financial information being presented as required by the Spanish General Chart of Accounts approved by Royal Decree 1514/2007, the Standards for the Preparation of Consolidated Annual Accounts approved by Royal Decree 1159/2010 and subsequent amendments.

/s/ KPMG Auditores, S.L.

Pamplona, Spain

April 5, 2022